



SEC MAIL
RECEIVED
PROCESSING
JAN 18 2006
WASH. D.C.
209
SECTION

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

9th January, 2006.

Attn: Filing Desk - Stop 1-4



06010352

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 6th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 9th January 2006, confirming that HBOS plc had, as at 5th January 2006, ceased to have a material and non-material interest in EMI Group plc Ordinary Shares of 14p each but continued to have a notifiable material interest totalling 43,717,814 shares, being 5.528% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/03

Company Announcements Office,
London Stock Exchange.

9th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by HBOS plc in a letter dated 6th January 2006 and received on 9th January 2006 that, as at 5th January 2006, HBOS plc and its subsidiaries ceased to have a notifiable material and non-material interest in EMI Group plc Ordinary Shares of 14p each following a reduction in the total of such interest to 78,060,275 shares, being 9.87% of the shares in issue. The total notifiable material interest amounted to 43,717,814 shares, or 5.528% of the shares in issue.


SEC MAIL PROCESSING
RECEIVED
JAN 18 2006
WASH. D.C. 209 SECTION

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231